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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40742

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brean Capital, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1345 Avenue of Americas
(No. and Street)

New York	New York	10105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arnold Sarabella 212 702 6625
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kamler, Lewis & Norman LLP
(Name – *if individual, state last, first, middle name*)

One Linden Place, Suite 200	Great Neck	NY	11021-2640
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arnold Sarabella, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brean Capital, LLC, as of December 31st, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANTHONY ADIPIETRO
Notary Public State of New York
No. 01AD6033089
Qualified in Nassau County
Commission Expires Nov. 8, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brean Capital, LLC and Subsidiaries

(SEC I.D. No. 8-40742)

Statement of Financial Condition and

Report of Independent Registered Public Accounting Firm

December 31, 2014

FILED PURSUANT TO RULE 17a-5(e)(3)
AS A PUBLIC DOCUMENT

Brean Capital, LLC and Subsidiaries
Statement of Financial Condition
filed pursuant to Rule 17a-5(e)(3)
December 31, 2014

Table of Contents

KAMLER, LEWIS & NOREMAN LLP
Certified Public Accountants

One Linden Place
Great Neck, NY 11021-2640
Tel (516) 829-0900
Fax (516) 829-0906

220 White Plains Road
Tarrytown, NY 10591
Tel (914) 997-0800

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
Brean Capital, LLC

We have audited the accompanying consolidated statement of financial condition of Brean Capital, LLC, a Delaware limited liability company, as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements. Brean Capital LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Brean Capital, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Kamler, Lewis & Noreman LLP

Kamler, Lewis & Noreman LLP

Great Neck, New York
February 26, 2015

Brean Capital, LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2014

Assets

Assets:		
Cash and cash equivalents	$	925,329
Receivables from brokers-dealers and clearing organizations		1,070,005
Interest receivable		3,806,173
Securities owned, at fair value (pledged as collateral with clearing broker organization)		1,155,611,734
Due from others		1,980,901
Due from affiliates		227,440
Prepaid expenses and other receivables		3,238,367
Furniture and fixtures, equipment and leasehold improvements, net		394,293
Security deposits		94,983
Due from member		726,133
Total Assets	**$**	**1,168,075,358**

Liabilities and Members' Equity

Liabilities:		
Securities sold, not yet purchased, at fair value	$	304,875,848
Payable to brokers-dealers and clearing organizations		793,295,540
Accounts payable, accrued expenses and other liabilities		3,556,076
Compensation payable		11,713,248
Total Liabilities		**1,113,440,712**
Members' Equity		**54,634,646**
Total Liabilities and Members' Equity	**$**	**1,168,075,358**

The accompanying notes are an integral part of this consolidated statement of financial condition.

Note 1 – Organization and Basis of Presentation

Brean Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and various other exchanges. The Company operates as an introducing broker and has agreements with clearing brokers to clear transactions, carry customers' accounts on a fully-disclosed basis and perform recordkeeping functions and, consequently, operates under the exemptive provisions of SEC Rule 15c3-3k(2)(ii). The Company engages in several classes of services including trading of mortgage backed securities and other fixed income instruments, management advisory, investment banking and syndicate underwriting and principal transactions. The Company is also a market maker in certain securities.

Note 2 – Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated statement of financial condition include the accounts of the Company, Brean Murray Investment Consultancy (Shanghai) Co., Ltd. ("BMICS"), a corporation organized in China in 2008 and Xiamen Brean Murray, Carret Investment Consultancy Co., Ltd. ("XBMCIC"), a corporation organized in China in 2011, both of which are wholly-owned subsidiaries of the Company and whose operations has been discontinued, effective April 1, 2014. BMICS provides investment banking and advisory services and XBMCIC provides consulting services in the Xiamen Special Zone. All material intercompany balances and transactions have been eliminated in consolidation.

Translation of Foreign Currencies

Asset and liabilities denominated in foreign currencies are translated at year-end rates of exchanges, whereas the income statement accounts are translated at the average rate of exchange for the year.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2014, cash and cash equivalents were $925,329. Cash and cash equivalents of $918,973 were held at one financial institution which is in excess of the Federal Deposit Insurance Corporation limit of $250,000. The Company also has a letter of credit of $325,409 held at the same financial institution which is reported in prepaid expenses and other assets in the accompanying consolidated statement of financial condition.

Use of Estimates

The preparation of the statement of financial condition in conformity with United States generally accepted principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Rent Obligation

The Company has operating lease agreements for office equipment and certain offices which contain provisions for future rent escalations or for periods in which rent payments are abated. The Company records monthly rent expense equal to the total of the payment due over the lease term, divided by the number of months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to deferred rent. The amount of deferred rent included in accounts payable,

Note 2 – Summary of Significant Accounting Policies (Continued)

accrued expenses and other liabilities, as reflected on the accompanying consolidated statement of financial condition at December 31, 2014 is $500,749. The Company also subleases office space offsetting the rental income against the rental expense. The Company provided lease incentives to its sublease tenant which is amortized against rental income over the life of the lease. Lease incentives at December 31, 2014 were $121,909 which is reported in prepaid expenses and other assets in the accompanying consolidated statement of financial condition.

Securities Owned
Securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Customers' securities transactions are reported on a settlement date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in payable to broker-dealers and clearing organizations on the consolidated statement of financial condition.

The Company's securities inventory is primarily financed by third party clearing organizations and periodically through repurchase agreements. The amount due to clearing firms at December 31, 2014 is included in payable to broker-dealers and clearing organizations in the accompanying consolidated statement of financial condition. There were no repurchase agreements outstanding at December 31, 2014.

Furniture and Fixtures, Equipment and Leasehold Improvements
Furniture and fixtures, equipment and leasehold improvements are recorded at cost. Depreciation is provided using the straight-line method over estimated useful lives of three to seven years. The cost of leasehold improvements is amortized over the lesser of the estimated useful life of the asset or the term of the lease.

Income Taxes
The Company is a limited liability company subject to partnership tax laws. Accordingly, there is no provision for federal and state income taxes. The taxable income or loss of the Company, on the Federal and State levels, are included on the income tax returns of its members. The Company is subject to New York City Unincorporated Business Tax which is four percent of income after adjusting for non-deductible compensation to members and certain exclusions.

The Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. At December 31, 2014, the Company did not have any unrecognized tax benefits or liabilities. The Company is no longer subject to tax examinations by taxing authorities for years prior to the three year statute of limitations and there are presently no ongoing income tax examinations.

Note 3 – Fair Value Measurement

Financial Accounting Standard Boards, Accounting Standard Codification 820 ("FASB ASC 820") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy. Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in

Note 3 – Fair Value Measurement (Continued)

an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

- Level 2 inputs are inputs other than quoted prices included within level 1, which are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including for example, the type of security, the liquidity of the markets, the interest rate environment and other characteristics of the security or issuer. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. As a result, the degree of judgment used in determining fair value is greatest for securities categorized as level 3. When multiple inputs are used in determining fair value, the security is included in the hierarchy based upon the lowest level of input.

Note 3 – Fair Value Measurement (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2014:

	Level 1	Level 2	Level 3	Balance as of December 31, 2014
Securities Owned, at fair value				
Agency mortgage-backed	$ -	$ 99,502,895	$ -	$ 99,502,895
Commercial mortgage-backed	-	8,699,888	2,044,237	10,744,125
US Government and federal agencies	64,562	1,033,234,762	-	1,033,299,324
Corporate debt (corporate asset backed)	-	1,442,962	461,698	1,904,660
Municipals	-	9,478,843	-	9,478,843
Interest rate futures option contracts	-	156,250	-	156,250
Interest rate futures	-	31,275	-	31,275
Common stock				
Publicly traded	-	-	249,333	249,333
Warrants				
Publicly traded	-	-	234,789	234,789
Private	-	-	10,240	10,240
Totals	$ 64,562	$ 1,152,546,875	$ 3,000,297	$ 1,155,611,734
Securities Sold, not yet purchased, at fair value				
US Government and federal agencies	$ 304,875,848	$ -	$ -	$ 304,875,848
Totals	$ 304,875,848	$ -	$ -	$ 304,875,848

Level 1 consists of Treasuries, mortgage backed securities, to be announced securities ("TBA's).

Level 2 consists of mortgage backed securities, selective collateralized mortgage backed securities, and asset backed securities with recent sales activity, and investment grade and asset backed corporate bonds. Also included are interest rate options and futures.

Level 3 consists of non-investment grade corporate asset backed bonds with par values of less than 95, and stocks and warrants.

Note 3 – Fair Value Measurement (Continued)

The following table summarizes the changes in the Company's Level 3 financial instruments for the year ended December 31, 2014:

	Corporate Debt	Common Stock	Warrants	Total
Balance as of January 1, 2014	$ 3,200,358	$ 393,800	$ 13,126	$ 3,607,284
Purchases	3,424,596,414	-	-	3,424,596,414
Sales	(3,423,962,839)	-	-	(3,423,962,839)
Received in fees for investment services	-	232,125	321,423	553,548
Net realized/unrealized gain (loss)	5,208,626	(376,592)	(89,520)	4,742,514
Return of principal	(6,536,624)	-	-	(6,536,624)
Balance as of December 31, 2014	$ 2,505,935	$ 249,333	$ 245,029	$ 3,000,297

Based on the above criteria, securities owned that are traded on a national stock exchange (or reported on the NASDAQ national market) are generally valued at the last reported sales price on the primary securities exchange on which such security traded on the date of valuation. Securities owned that are offered and sold on the over the counter market (OTCBB) are generally valued at the closing bid price as reported on the OTCBB on the date of valuation. In cases where such over the counter securities have limited trading volume and are considered to be "thinly traded," management may apply a discount to the closing bid price to arrive at management's estimate of fair value. Warrants that are received in connection with investment banking transactions are recorded at fair value based on the lesser of the computed value using the Black-Scholes option pricing model or recent bid prices the Company has received to sell such securities. For warrants which are either, restricted, illiquid or thinly traded, the Company included an appropriate discount in determining the securities' fair value under the Black-Scholes option pricing model.

Note 4 – Receivable From/Payable to Brokers-Dealers and Clearing Organizations

Amounts receivable from and payable to brokers-dealers and clearing organizations receivable at December 31, 2014 consist of the following:

	Receivable	Payable
Cash	$ 872,211	$ -
Receivable from broker-dealer	197,794	-
Payable to clearing organizations	-	793,295,540
	$ 1,070,005	$ 793,295,540

Note 5 – Prepaid expenses and other receivables

Prepaid expenses and other assets at December 31, 2014 consist of the following:

Letter of credit	$ 325,409
Prepaid rent	255,292
Deferred occupancy costs	258,062
Other prepaid expenses	528,739
Loans and advances	595,003
Other receivables	1,275,862
	$ 3,238,367

Note 6 – Furniture and Fixtures, Equipment and Leasehold Improvements, net

Furniture and fixtures, equipment and leasehold improvements, net of depreciation and amortization, at December 31, 2014 are stated at cost and consist of the following:

	Estimated Useful Lives	Amount
Furniture and Fixtures	7 Years	$ 262,392
Computer Equipment	3-5 Years	1,023,341
Leasehold improvements	5 Years	215,865
Total, at cost		1,501,598
Less accumulated depreciation and amortization		1,107,305
Net		$ 394,293

Note 7 – Related Party Transactions

At December 31, 2014, $205,299 was due from BMI Capital, LLC "BMI" in connection with management and administrative services, and is included in due from affiliates in the consolidated statement of financial condition.

The Company entered into a management service and reimbursement agreement with Brean Strategic Advisors, "BSA" to perform various administrative functions and provide certain facilities, equipment. At December 31, 2014, $18,243 of service fee revenue was due from BSA, and is included in due from affiliates in the consolidated statement of financial condition.

The Company recorded a New York City commercial rent tax assessment liability of approximately $702,000 related to prior periods when the Company was under the sole ownership of BMUR Holdings, Inc., "BMUR". As per the purchase agreement between the current majority members and BMUR, the Company is indemnified for all previous liabilities and assessments related to operations prior to the

Note 7 – Related Party Transactions (Continued)

date of the purchase agreement. As of December 31, 2014, the Company recorded a corresponding receivable of approximately $702,000, due from BMUR, which is reported in due from member in the accompanying consolidated statement of financial condition.

Note 8 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company had net capital of $25,434,805, which was $24,434,805 in excess of its required minimum net capital of $1,000,000. The Company's percentage of aggregate indebtedness to net capital was 58.32%.

Note 9 - Commitments and Contingencies

Lease Commitments

The Company has non-cancelable operating leases, relating to its offices located in New York, San Francisco, Beijing, China and various other locations which expire through June 2018. Certain leases provide for additional rent related to increases in real estate taxes and operating expenses. The Company also has non-cancelable operating leases for use of office equipment.

Future minimum rental payments under these leases in each of the years subsequent to December 31, 2014 are as follows:

	*Future Minimum Lease Payments	Sublease Rental Income	Net Lease Payment
2015	$ 3,703,000	$ 1,173,000	$ 2,530,000
2016	3,591,000	1,202,000	2,389,000
2017	825,000	407,000	418,000
2018	92,000	-	92,000
Total	$ 8,211,000	$ 2,782,000	$ 5,429,000

*Future minimum lease payments exclude month-to-month cancellable leases.

Litigation, Indemnifications and Other Contingencies

In the normal course of business, the Company may be involved in litigation matters. These include litigations, arbitration and other proceedings initiated by private parties and arising from underwriting, financial advisory, securities trading or other transactional activities for client accounts, and employment matters. The Company does not believe that any current litigation, proceeding or other matter which it is a party or otherwise involved will have a material adverse effect on its financial position, results of operations and cash flows, although an adverse development, or an increase in associated legal fees,

Note 9 - Commitments and Contingencies (Continued)

could be material in a particular period, depending in part on the Company's operating results in that period.

The Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential future losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates in the normal course of business. Such specified potential future losses, if they ever occur, cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the statement of financial condition for these indemnifications.

The Company has an outstanding letter-of-credit agreement for $325,409 used in lieu of a security deposit for one of its offices. This agreement matches the term of one of the non-cancellable operating leases.

Note 10 – Financial Instruments with Off-Balance Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include TBAs, securities purchased and sold on a when-issued basis ("when-issued securities") and interest rate options and futures. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. The credit risk for TBAs and when-issued securities is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the statement of financial condition at December 31, 2014 at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2014.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's clearing broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and/or securities in the customer's account. As a result of guaranteeing customer margin balances carried by the clearing broker, the Company may be

Note 10 – Financial Instruments with Off-Balance Sheet Risk (continued)

exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses which the customer may incur. There are no margin accounts guaranteed by the Company other than just described at December 31, 2014.

Additionally, the Company is exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the clearing broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions did not have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and clearing broker guidelines. The Company's clearing organization monitors required margin levels daily and pursuant to such guidelines, require the customers to deposit additional collateral or to reduce positions, when necessary.

Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which the counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 11 – Financial Condition of Subsidiaries

The consolidated statement of financial condition includes the accounts of its wholly-owned subsidiaries, BMICS and XBMCIC, as described in Note 1, Principles of Consolidation. Total assets of BMICS and XBMCIC were approximately $6,400 at December 31, 2014 which was primarily comprised of cash on hand and are included cash and cash equivalents in the consolidated statement of financial condition.

Total liabilities of BMICS and XBMCIC were approximately $108,000 at December 31, 2014 which were primarily comprised of accrued expenses and are included in accounts payable, accrued expenses and other liabilities in the consolidated statement of financial condition. See Note 12 - Discontinued Operations.

Note 12 – Discontinued Operations

Effective April 1, 2014, the Company's management decided to discontinue the operations of its wholly-owned subsidiaries, Brean Murray Investment Consultancy (Shanghai) Co., Ltd. ("BMICS"), a corporation organized in China in 2008 and Xiamen Brean Murray, Carret Investment Consultancy Co., Ltd. ("XBMCIC"), a corporation organized in China in 2011.

Note 13 – Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition to consider whether or not the impact of such events needs to be reflected or disclosed in the statement of financial condition. Between December 31, 2014 and the issuance of this statement of financial condition, there were no undisclosed material subsequent events.